November 28, 2007

Securities and Exchange Commission
100F Street, NE
Washington, DC 20549
Attention: Frank Wyman

Dear Sirs and Mesdames,

Re:         Comment Letter, dated March 30, 2007 related to
Form 20-F for fiscal year ended May 31, 2006
File No. 001-32001

Pursuant to the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, we enclose our proposed response to the remaining comment outstanding from the Staff’s letter of comments, dated March 30, 2007 (the “Comment Letter”), with respect to Lorus Therapeutics Inc.’s Form 20-F for the fiscal year ended May 31, 2006 originally filed on November 18, 2006 (the “Form 20-F”).  Lorus’ response to the remaining comment is included below, under the text of such comment.

Comment 7:

Item 17. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

KPMG LLP states in their report that “we did not audit the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 6, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board (United States).”  Please note that an auditor’s association with the cumulative data is required on an annual basis as long as the registrant is in the development stage.  Please amend your filing to include a report from KPMG that states they have audited the consolidated financial statements of loss and deficit and cash flows for the period from inception on September 6, 1986 to May 31, 2006 in accordance with the standards of the Public Company Accounting Oversight Board.

Further to discussions held by representatives of Lorus with a member of the Staff, Lorus confirms the following:

1.
Lorus is unable to obtain the consent of its former auditors for the use of their auditors’ reports up to and including the 1994 year-end, which affects the “cumulative amounts from inception” column in Lorus’ statement of operations and Lorus’ reported cash flows in its consolidated financial statements for the year ended May 31, 2007.  Furthermore, Lorus is unable to label the “cumulative amounts from inception” column in the financial statements as being “Unaudited”, as these amounts have been audited in accordance with Canadian GAAS, as specifically stated in the independent auditors report to the shareholders, which report together with the financial statements have been filed with the Ontario Securities Commission and were released to the shareholders in August 2007.

2.
Notwithstanding the foregoing, Lorus’ auditors have informed Lorus that they do not expect to make reference to the auditors’ report of Lorus’ former auditors in connection with the audit of Lorus’ financial statements for the year ending May 31, 2008 and later periods.

3.
As a result, given these unusual circumstances, it is Lorus’ understanding that the Staff will not require the requested amendments to the Form 20-F with respect to KPMG’s independent auditors’ report to be made for the purposes of the filing of the Form 20-F and other filings required to be made by Lorus pursuant to the Securities Exchange Act of 1934, as amended.

4.
Lorus does not currently intend to make a registered offering of its securities under the Securities Act of 1933, as amended, but should Lorus determine to make such an offering that would require reference to the Lorus’ audited financial statements for the year ended May 31, 2007, Lorus will, prior to making such offering, discuss the offering with the Staff.

Change to the Independent Auditor’s report:

1.
Lorus confirms that the sentence in the second paragraph of the auditor’s report appearing in the Form 20-F for the year ended May 31, 2006 that starts with: “Those standards require that we plan…” will be amended in future filings to specifically make reference to the standards of the PCAOB and Canadian generally accepted auditing standards.

Please contact Mark Preston, Acting Controller if you have any questions regarding the content of this letter.

Yours truly,

/s/ Mark Preston
_____________________
Mark Preston
Acting Controller

Cc:         Aiping Young, Lorus Therapeutics Inc.
Elizabeth Williams, Lorus Therapeutics Inc.
Dan Miller, Dorsey & Whitney